UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dr. Reddy’s Laboratories Limited

(Name of Issuer)

American depositary shares, each representing one equity share

(Title of Class of Securities)

256135

(CUSIP Number)

James F. Fitzsimmons, Esq.

Budd Larner, P.C.

150 John F. Kennedy Parkway, 3rd Floor

Short Hills, NJ 07078

(973) 379-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31 , 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 256135	Page 2 of 11 Pages

1.	Names of Reporting Persons. Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited)
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,936,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,936,634
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,936,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 23.41%
14.	Type of Reporting Person: CO

CUSIP No: 256135	Page 3 of 11 Pages

1.	Names of Reporting Persons. APS Trust
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 43,625,162*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43,625,162*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,625,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 25.57%
14.	Type of Reporting Person: OOF

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited. Accordingly, the APS Trust may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, the APS Trust may be deemed to beneficially own all of the Equity Shares directly held by each of Mr. G.V. Prasad, Mr. Satish Reddy, Mrs. K. Samrajyam (mother of Mr. Satish Reddy) and Mrs. G. Anuradha (wife of Mr. G.V. Prasad) (see item 5. below for a description of the number of Equity Shares owned by them). The APS Trust disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135	Page 4 of 11 Pages

1.	Names of Reporting Persons. Mr. G.V. Prasad
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,365,840
	8.	Shared Voting Power 42,259,322
	9.	Sole Dispositive Power 1,365,840
	10.	Shared Dispositive Power 42,259,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,625,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 25.57%*
14.	Type of Reporting Person: IN

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited, and Mr. G.V. Prasad is one of the two trustees of the APS Trust. Accordingly, Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. G.V. Prasad may be deemed to beneficially own all of the Equity Shares directly held by each of Mrs. K. Samrajyam (mother of Mr. Satish Reddy), Mr. K. Satish Reddy and Mrs. G. Anuradha (wife of Mr. G.V. Prasad) (see item 5. below for a description of the number of Equity Shares owned by them). Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135	Page 5 of 11 Pages

1.	Names of Reporting Persons. Mr. K. Satish Reddy
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,205,832
	8.	Shared Voting Power 42,419,330*
	9.	Sole Dispositive Power 1,205,832
	10.	Shared Dispositive Power 42,419,330*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,625,162*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 25.57%*
14.	Type of Reporting Person: IN

*

The APS Trust owns 668,268 shares of Dr. Reddy’s Holdings Limited, representing approximately 83.11% of the equity in Dr. Reddy’s Holdings Limited, and Mr. K. Satish Reddy is one of the two trustees of the APS Trust. Accordingly, Mr. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by each of Mrs. K. Samrajyam (mother of Mr. Satish Reddy), Mr. G.V. Prasad, and Mrs. G. Anuradha (wife of Mr. G.V. Prasad) (see item 5. below for a description of the number of Equity Shares owned by them). Mr. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

Page 6 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D of Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited) and Dr. K. Anji Reddy on February 15, 2002 (the “Schedule 13D”) with respect to the american depositary shares (“ADSs”), each representing one equity share (the “Equity Shares”), of Dr. Reddy’s Laboratories Limited (the “Issuer” or the “Company”), whose principal executive offices are located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India. This Amendment No. 1 is being filed to report the following changes:

(i)

In May 2011, each of Dr. K. Anji Reddy, K. Satish Reddy HUF, Mr. K. Satish Reddy, Mrs. K. Samrajyam (mother of Mr. Satish Reddy), Mrs. Deepti Reddy, Mr. G.V. Prasad, Mrs. G. Anuradha (wife of Mr. G.V. Prasad), and certain Hindu Undivided Family (“HUF”) entities and blood descendants of the foregoing transferred all of their shares of Dr. Reddy’s Holdings Limited to the APS Trust, causing the APS Trust to own in the aggregate approximately 83.11% of the shares of Dr. Reddy’s Holdings Limited. Dr. K. Anji Reddy, Mr. K. Satish Reddy and Mr. G.V. Prasad were the initial trustees of the APS Trust. In March 2013, the Company’s founder Dr. K. Anji Reddy passed away and Mr. K. Satish Reddy and Mr. G.V. Prasad became the sole trustees of the APS Trust.

(ii)	Dr. Reddy’s Holdings Limited’s percentage of beneficial ownership of the Company has varied due to its periodic purchases or sales of Equity Shares since the original Schedule 13D filing, as follows:

Date	Beneficial Ownership (No. Shares)		Beneficial Ownership (Percentage)	Comments
December 31, 2001	17,461,730		22.82%
December 31, 2002	17,461,730		22.82%
December 31, 2003	17,461,730		22.82%
December 31, 2004	17,726,730		23.17%	Purchased 265,000 Equity Shares
December 31, 2005	18,740,432		24.48%	Purchased 1,013,702 Equity Shares
December 31, 2006	37,782,490	*	22.51%	Purchased 150,813 Equity Shares
December 31, 2007	37,798,290		22.48%	Purchased 15,800 Equity Shares
December 31, 2008	39,978,328		23.74%	Purchased 2,180,038 Equity Shares
December 31, 2009	39,128,328		23.18%	Sold 850,000 Equity Shares
December 31, 2010	39,128,328		23.12%
December 31, 2011	39,729,284		23.43%
December 31, 2012	39,729,284		23.39%
December 31, 2013	39,729,284		23.36%
December 31, 2014	39,729,284		23.32%
December 31, 2015	39,936,634		23.41%	Purchased 207,350 Equity Shares

*	Includes the effect of the Company’s August 30, 2006 stock split, effected as a one-for-one Equity Share divided.

(iii)

To the extent that Dr. K. Anji Reddy’s beneficial ownership of the Company was derived from his interest in the Equity Shares held by Dr. Reddy’s Holdings Limited, his beneficial ownership percentage has similarly varied as set forth above. In

Page 7 of 11 Pages

addition, a portion of his beneficial ownership of the Company was derived from Equity Shares that he personally held, which has varied due to periodic purchases or sales of Equity Shares since the original Schedule 13D filing, as follows:

Date	Beneficial Ownership (No. Shares)		Beneficial Ownership (Percentage)	Comments
December 31, 2001	575,554		0.75%
December 31, 2002	600,478		0.78%	Purchased 24,924 Equity Shares
December 31, 2003	400,478		0.52%	Sold 200,000 Equity Shares
December 31, 2004	400,478		0.52%
December 31, 2005	400,478		0.52%
December 31, 2006	800,956	*	0.48%
December 31, 2007	800,956		0.48%
December 31, 2008	800,956		0.48%
December 31, 2009	700,956		0.42%	Sold 100,000 Equity Shares
December 31, 2010	600,956		0.36%
December 31, 2011+	0		0%	Dr. K. Anji Reddy passed away.

The aggregate beneficial ownership of Dr. K. Anji Reddy in the Company, both derived from his interest in the Equity Shares held by Dr. Reddy’s Holdings Limited and derived from Equity Shares that he personally held, has been as follows:

Date	Beneficial Ownership (No. Shares)		Beneficial Ownership (Percentage)
December 31, 2001	18,037,284		23.57%
December 31, 2002	18,062,208		23.60%
December 31, 2003	17,862,208		23.34%
December 31, 2004	18,127,208		23.69%
December 31, 2005	19,140,910		25.00%
December 31, 2006	38,583,446	*	22.99%
December 31, 2007	38,599,246		22.96%
December 31, 2008	40,779,284		24.22%
December 31, 2009	39,829,284		23.60%
December 31, 2010	39,729,284		23.48%
December 31, 2011+	0		0%

*	Includes the effect of the Company’s August 30, 2006 stock split, effected as a one-for-one Equity Share divided.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(c) The persons filing this Amendment No 1 are (i) Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited), an Indian corporation; (ii) the APS Trust, a trust formed under the laws of India; (iii) Mr. G.V. Prasad, the Co-Chairman, Managing Director and Chief Executive Officer of the Company; and (iv) Mr. K. Satish Reddy, Chairman of the Company. The address of each of them is 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India, telephone +91-40-49002900.

Page 8 of 11 Pages

Dr. Reddy’s Holdings Limited directly holds 39,936,634 Equity Shares of the Company as of December 31, 2015, representing approximately 23.41% of the outstanding Equity Shares of the Company as of such date. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited.

The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. The remainder of the equity of Dr. Reddy’s Holdings Limited is held by Mr. G.V. Prasad HUF, Mr. Satish Reddy individually and as HUF, Mrs. K. Samrajyam, mother of Mr. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad. Mr. G.V. Prasad, Mr. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of the APS Trust.

Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, Mr. Satish Reddy may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. Satish Reddy), the 1,365,840 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. Satish Reddy), the 1,205,832 Equity Shares directly held by Mr. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(d) The persons filing this Amendment No 1 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The persons filing this Amendment No 1 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. G.V. Prasad and Mr. K. Satish Reddy is a citizen of the Republic of India.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Dr. Reddy’s Holdings Limited has held 34,923,460 of the Equity Shares (after giving effect to the Company’s August 30, 2006 stock split, effected as a one-for-one Equity Share divided) since prior to the effective date of the Company’s registration statement on Form F-1. The source of funds for the acquisition of the remaining Equity Shares held by Dr. Reddy’s Holdings Limited was funds generated from dividends on Equity Shares of the Company paid to Dr. Reddy’s Holdings Limited.

The APS Trust owns its Equity Shares indirectly through Dr. Reddy’s Holdings Limited, and the source of funds for such Equity Shares is described above.

Mr. G.V. Prasad owns 39,936,634 Equity Shares indirectly through Dr. Reddy’s Holdings Limited as of December 31, 2015, and the source of funds for such Equity Shares is described above. All of the 1,365,840 Equity Shares which he holds directly were acquired through his personal funds and have been held since prior to the effective date of the Company’s registration statement on Form F-1.

Mr. K. Satish Reddy owns 39,936,634 Equity Shares indirectly through Dr. Reddy’s Holdings Limited, and the source and amount of funds for such Equity Shares is described above. All of the 1,205,832 Equity Shares which he holds directly were acquired through his personal funds, and 1,194,832 of such Equity Shares have been held since prior to the effective date of the Company’s registration statement on Form F-1.

Item 4.	Purpose of the Transaction

N/A

Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) Dr. Reddy’s Holdings Limited directly holds 39,936,634 Equity Shares of the Company as of December 31, 2015, representing approximately 23.41% of the outstanding Equity Shares of the Company as of such date. The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, Mr. Satish Reddy may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. Satish Reddy), the 1,365,840 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. Satish Reddy), the 1,205,832 Equity Shares directly held by Mr. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(b) Each of Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of all of the 39,936,634 Equity Shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims any beneficial ownership of such Equity Shares pursuant to Rule 13d-4.

Mr. K. Satish Reddy may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. Satish Reddy), the 1,365,840 Equity Shares directly held by Mr. G.V. Prasad, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad).

In addition, Mr. G.V. Prasad may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,115,360 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. Satish Reddy), the 1,205,832 Equity Shares directly held by Mr. Satish Reddy, and the 1,496 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(c) Dr. Reddy’s Holdings Limited has purchased Equity Shares of the Company within the past 60 days as follows:

DATE	NO. EQUITY SHARES
11/10/2015	30,000
11/13/2015	15,000
11/17/2015	21,450
11/27/2015	16,000
12/4/2015	9,000
12/8/2015	16,000

TOTAL	107,450

Page 10 of 11 Pages

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

The APS Trust is governed by a Deed of Family Settlement dated May 13, 2011 (the “Deed of Family Settlement”) by and among K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad and certain of their respective family members and Hindu Undivided Families (“HUF”). Pursuant to the Deed of Family Settlement, the parties thereto have agreed that, with respect to the shares held by them from time to time in the Company or Dr. Reddy’s Holdings Limited, they: (a) shall exercise all rights, including voting rights, with respect to such shares in accordance with the directions of the board of trustees of the APS Trust; (b) shall not transfer any such shares to any person other than (i) the APS Trust, (ii) an entity controlled by the APS Trust, or (iii) K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad or their respective family members and HUFs; and (c) shall be subject to certain call rights with respect to beneficial interests in the APS Trust in the event of a deadlock of the board of trustees with respect to certain matters.

Item 7.	Materials to be filed as Exhibits

99.1.	Joint Filing Agreement of the Reporting Persons.

99.2.	Deed of Family Settlement of APS Trust dated May 13, 2011.

Page 11 of 11 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DR. REDDY’S HOLDINGS LIMITED

By:	/s/ K. Satish Reddy
Name:	K. Satish Reddy
Title:	Director

APS TRUST

By:	/s/ G.V. Prasad
Name:	G.V. Prasad
Title:	Trustee

By:	/s/ K. Satish Reddy
Name:	K. Satish Reddy
Title:	Trustee

G.V. PRASAD

By:	/s/ G.V. Prasad

K. SATISH REDDY

By:	/s/ K. Satish Reddy

December 31, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).